Exhibit 99.5

Table of Contents

2	About Ero Copper

3	About This Report

5	2020 Highlights

6	Message From the CEO

8	Sustainability Governance & Strategy

9	2021 Sustainability Goals

11	Business Ethics, Human Rights & Diversity

13	Occupational Health & Safety

15	Community Relations & Investments

18	Water

20	Energy & Greenhouse Gas (GHG) Emissions

22	Climate Change

23	Waste & Tailings Management

25	Biodiversity & Mine Closure

26	Global Reporting Initiative (GRI) Tables

32	GRI Index

36	Sustainability Accounting Standards Board (SASB) Data Tables

38	Disclaimer

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About Ero Copper

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Ero Copper is a Canadian, TSX-listed mining company with headquarters in Vancouver, Canada and operations in Brazil.

1

MCSA Mining Complex

Location: Bahia, Brazil
Ownership: 99.6%
Stage: Operating (over 40 years)
2020 Copper Production: 42,814 t
2020 C1 Cash Costs: US$0.67/lb(*)

2

NX Gold Mine

Location: Mato Grosso, Brazil
Ownership: 97.6%
Stage: Operating
2020 Gold Production: 36,830 oz
2020 C1 Cash Costs: US$457/oz(*)
2020 All-in Sustaining Costs: US$628/oz(*)

3

Boa Esperança Project

Location: Pará, Brazil
Ownership: 99.6%
Stage: Development

4 Brazil Corporate Office, MCSA (São Paulo)

5 Canada Corporate Office (Vancouver)

(*) C1 Cash Costs and All-in Sustaining Costs are non-IFRS measure - please refer to our Management Discussion & Analysis for the year ended December 31, 2020 for more information.

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About This Report

Ero Copper is committed to responsible mining. Sustainability and economic opportunity are fundamental to the way we do business, ensuring the communities in which we operate, and local stakeholders, continue to thrive well beyond the lifespans of our mining operations.

We are pleased to release our 2nd annual sustainability report. The aim of this report is to provide clear and transparent disclosure on Environmental, Social and Governance (“ESG”) topics, building upon our inaugural 2019 sustainability report released in March 2020.

Throughout this report we refer to Ero Copper Corp. and its subsidiaries as “Ero Copper”, the “Company”, “we”, “us” and “our”.

Additional Details

Reporting Period	January 1 to December 31, 2020
Report Date	April 13, 2021
Effective Date	December 31, 2020
Date of Last Report	March 31, 2020
Reporting Framework	This report contains standard disclosures from the Global Report Initiative (GRI) Sustainability Reporting Standards, prepared largely in accordance with the Core option.
This report contains select disclosures in alignment with the Sustainability Accounting Standards Board (“SASB”).
Changes in Reporting	Improved disclosure related to material topics and our overall approach to ESG materiality as compared to our inaugural 2019 Sustainability Report.
Data and Assurance	Data herein has been collected and reviewed internally by operating site management and corporate management.
Certain economic and performance data has been extracted from our 2020 audited annual financial statements and management, discussion and analysis for the year ended December 31, 2020.
Data is reported using the metric system and US dollars unless otherwise noted.
Additional Information
In addition to annual sustainability reporting, operating and financial results are provided on a quarterly and annual basis, along with further details of exploration and growth-oriented projects intended to sustain our future business. Our financial statements and technical reports are available on our website and SEDAR.
Contact Information	Please direct any sustainability-related comments or questions to info@erocopper.com, Attention: ESG Team

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ESG Materiality

Our approach to determining materiality as it relates to ESG matters has been anchored through regular engagement with key stakeholders, including, but not limited to, employees, investors, federal and state regulatory agencies, ESG rating agencies and through frequent consultation with members of our local communities. This engagement informs our overall ESG strategy and ensures our efforts are appropriately focused on areas that are most relevant to key stakeholders. It also allows us to better communicate our ESG performance, sustainability goals and to offer transparency as much as possible on key issues.

The table below provides a summary of our engagement approach with key stakeholder groups and the focus areas of each group. This report aims to provide clear and transparent information on our ESG performance, including achievements, goals, risks, opportunities and track record.

We are committed to fostering open communication and mutual trust with our stakeholder group and will continue to enhance ESG disclosure focusing on areas determined to be material. The reporting boundary for each material topic is limited to local operations and local communities.

Stake holder Group	Engagement Approach	Focus Areas

Local Communities

Active engagement with communities in and around current, planned and historic mining operations through both formal and informal mechanisms.

See the Community Relations section of this report for more information

		▪	Local job opportunities
		▪	Sustainable development and continuing education programs
		▪	COVID-19 mitigation and management
		▪	Water Supply

Employees & Contractors	Formal and informal engagement with employees and contractors, including: regular management meetings, health and safety meetings, annual union engagement and employee engagement and satisfaction surveys.	▪	Health and safety, including COVID-19 mitigation and management

		▪	Job security
		▪	Salary and benefits

Federal, State and Local Government Agencies	Regular engagement with all levels of governmental agencies to foster economic development, community health and environmental stewardship within our regions.	▪	Tax revenue / transparency
		▪	Environment and permitting
		▪	Jobs / Procurement

Investors	Frequent engagement with existing shareholders and potential new shareholders through marketing, conferences and targeted outreach.	▪	ESG disclosure
		▪	ESG strategy and commitments
		▪	Climate change
		▪	Tailings management

ESG Research and Rating Agencies	Frequent engagement with relevant ESG focused-agencies to align Company reporting, improve overall disclosure and ensure accuracy of information.	▪	ESG disclosure
		▪	ESG relative benchmarking
		▪	ESG strategy & commitments
		▪	Performance & goals

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2020 Highlights

Zero Fatalities

Multiple internal health and safety audits
completed at each operation during 2020

87% of processing water recycled
across all operations in 2020

Greater than 7,000,000 m^3 of water provided to local communities surrounding the MCSA Mining Complex

Formed Climate Change Committee
focused on enhancing our climate strategy

Risk management workshop and alignment
for senior leadership team at corporate office and at site

Donated ~R$1.1 million of COVID-19 personal protective equipment to our local communities

Completed and integrated new projects into our operations and updated life-of-mine plan at the MCSA Mining Complex that are expected to reduce GHG emissions in the future relative to business as usual

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Message from the CEO

David Strang

CEO

“…in September 2020, our MCSA Mining Complex celebrated 1-year without a Lost Time Injury (LTI) on over 6 million hours worked – an outstanding accomplishment.”

2020 was a year of excellent over all performance and growth forthe Company. Despite head winds associated with the COVID - 19 pandemic, we made significant strides, in continuing to create sustainable long-term growth for our operations and, more broadly, for the regions in which we operate.

In late 2016, we acquired a high-quality Brazilian mining company with an operating history of over forty years. From 2017 to 2020 our primary goal as a Company was to develop our operations into world-class, long-lived operating assets. By focusing on significant mineral resource and reserve growth across our portfolio, we have created a roadmap for sustainable production and economic opportunity for our local stakeholders. I am pleased to report that, as evidenced in our most recent updated technical reports for the MCSA Mining Complex and the NX Gold Mine, our operations have gone from strength-to-strength and now feature stable long-term futures. Our assets will continue to be important economic drivers in each of their respective regions. Importantly, these mines will continue to provide quality direct and indirect jobs for many years to come.

2020 marked our third full year of operations since re-starting the MCSA Mining Complex in 2017. As a result, we now have quality baseline ESG data, including key metrics for water consumption, energy consumption, green-house gas emissions, and health and safety, among others. This data will serve as a starting point for setting future sustainability targets and goals, some of which we are pleased to share in this report.

In 2020, the COVID-19 pandemic presented significant challenges globally, and Brazil was no exception. Since the beginning of the pandemic, we have taken aggressive action to protect the safety and well-being of our employees, contractors, their families and local communities. We started providing food assistance to local communities to help mitigate the devastating toll this pandemic has taken on the people of Brazil. I am incredibly proud of our entire organization for the efforts and care taken in serving all of our stakeholders during this difficult time.

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The Company’s safety performance in 2020 represents a step-change improvement in Lost Time Injury Frequency (“LTIF”) relative to our 2019 results. Contributing to this performance, in September 2020, our MCSA Mining Complex celebrated 1-year without a Lost Time Injury (“LTI”) on over 6 million hours worked – an outstanding accomplishment.

Ero Copper recognizes the importance of clear and transparent ESG disclosure. Our second annual sustainability report highlights both our approach to determining materiality and areas of focus, as well as performance and goals in these areas. We are committed to continuous engagement with all of the Company’s stakeholders to ensure we continue to address the topics that matter most.

As a Company, we recognize the importance of managing climate-related risks and opportunities to ensure the long-term success of our business. In early 2021, we formed a Climate Change Committee, comprised of members of our senior management team and in-country leadership at each of our operations.

We support the recommendations of the Task Force on Climate-related Financial Disclosures (“TCFD”) and are committed to incorporating climate-related risks and opportunities into our business plan. We are in the early stages of incorporating TCFD throughout our organization and look forward to continuing to provide updates on our progress in the months and years ahead.

I am extremely proud of our ESG progress in 2020 and the content of this report. As a Company, we understand the risks and challenges facing the mining industry, and I believe this report provides a thorough assessment of relevant risks to our business and demonstrates our approach to managing them.

In closing, our ESG efforts are not static – we are firm believers in continuous improvement. I look forward to continuing our sustainability-related work programs throughout 2021 and our organization remains committed to ensuring these efforts, and the disclosure thereof, continues to meet the needs and expectations of our stakeholders.

David Strang

Chief Executive Officer

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Sustainability Governance & Strategy

Sustainability Governance

Our Board of Directors (the “Board”) provides oversight of the Company’s corporate performance and goals, including its sustainability commitments and performance. The Board’s Environmental, Health, Safety and Sustainability (“EHSS”) Committee convenes quarterly to review the Company’s sustainability performance and reports to the full Board.

Please refer to our website and Management Information Circular dated March 16, 2021 for additional information on our Board’s mandate, members, committees, processes and corporate policies.

Corporate Management Team

▪	Senior leadership provides oversight of site specific sustainability strategies, local commitments and ongoing initiatives, as well as reports sustainability performance to the EHSS Committee and the Board.

Board of Directors and its Committees

▪	EHSS Committee oversees the Company’s environmental, health, safety and sustainability matters.

▪	The Audit Committee oversees accounting and financial reporting practices.

▪	The Nominating and Corporate Governance Committee oversees the functioning of the Board and implementation of governance best practices.

▪	The Compensation Committee oversees compensation practices.

Site Managers

▪	Management on site implement sustain-ability programs and best practices, monitor sustainability performance and actively engage with local stakeholders, through formal and informal mechanisms.

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2021 Sustainability Goals

2021 Goals – Social

Business Ethics & Human Rights

Join the United Nations Global Compact

Formally adopt a recognized public convention in our Global Human Rights Policy in advance of the 2021 Sustainability Report

Health & Safety

Zero fatalities

Achieve lost time injury frequency rate (“LTIFR”) of 1.0 or less

Community Relations

Improve access to health care in the communities near our operations

Achieve zero significant community incidents

2021 Goals – Environmental

Achieve zero reportable environmental incidents at our operations

Advance projects that can potentially reduce energy use at our operations compared to business as usual

Maintain a process water recycling rate of greater than 85%

Advance reclamation activities of historical mining areas and artisanal workings across operations

Progress recommendations of the TCFD, including completion of a climate change scenario analysis to assess physical risks of climate change on our operations

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Business Ethics, Human Rights & Diversity

Management Approach

Ero Copper adheres to all applicable human rights laws and regulations in the countries and regions where we operate. We are committed to protecting human rights and focused on hiring locally whenever possible.

Policies

▪	Global Human Rights Policy

▪	Supplier Code of Conduct

▪	Code of Business Conduct and Ethics

▪	Diversity Policy

▪	Anti Corruption Policy

▪	Whistleblowing Policy

▪	Corporate Social Responsibility Policy

Programs and Initiatives

▪	Internal campaigns to promote conduct in accordance with the Code of Business Conduct and Ethics.

▪	More than 99% of our employees in Brazil are covered by collective bargaining agreements.

▪	Regular internal organizational online surveys to measure employee satisfaction and foster engagement.

Accountability

▪	Internal Whistleblower and Ethics Committee oversees HR incidents and formal/informal grievances.

▪	The Board’s Nominating and Corporate Governance Committee is notified of any significant matters.

Monitoring and evaluation

▪	Dedicated HR teams in Brazil responsible for monitoring, compliance, investigation and reporting.

▪	Third-party phone lines and email addresses monitor complaints, including any allegations of human rights violations. The third-party reviews and reports this information to an internal Whistleblower and Ethics Committee in order to conduct investigations and provide recommend-ations to the broader leadership team, as necessary.

▪	Reporting to the Ministry of Labor and Employment or State/Federal police depending on type of incident.

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Company Performance

Policies

Ero Copper recently developed a Supplier Code of Conduct which sets out the minimum standards of conduct expected to be adhered to by any individual or business that provides goods or services to the Company. We endeavor to engage with and work along-side high-quality suppliers that adhere to all applicable laws and regulations of the countries and regions where they conduct business, including laws protecting human rights, worker health and safety and the environment.

Extractive Sector Transparency Measures Act

Ero Copper is compliant with the Extractive Sector Transparency Measures Act (“ESTMA”), which is focused on reporting of payment to all levels of government. This report is generated annually and is available on our website.

Diversity

We are committed to a merit-based system for the composition of our Board of Directors and senior leadership. We aim to foster a diverse and inclusive culture that solicits multiple perspectives and views, free of bias and discrimination. As at the Effective Date of this report, at the corporate level, 22% of our Board of Directors are women, 10% of our senior management team are women and 25% of our mid-level management team are women.

In Brazil, approximately 10% of our employees are women, of which 16% of our mid-level management team are women and 11% of our supervisors are women.

Locally in Brazil, approximately 2% of our employee workforce identifies as disabled. We strive to create opportunities for people with disabilities to prosper within our organization and are committed to increasing this percentage in the future.

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Occupational Health & Safety

Management Approach

Our top priority is protecting the health, safety and well-being of our employees, contractors, suppliers and the broader communities in which we operate.

Policy

▪	Health and Safety Policy

Programs and Initiatives

▪	A minimum of 12.5 hours of health, safety and emergency response training for all employees and contractors at site.

Monitoring and evaluation

▪	Internal audits – Each mine is audited three times annually by trained specialists within each site’s health and safety department.

▪	External audits – Annual third-party audits are completed. In 2020, external audits were postponed to mitigate risks of the COVID-19 pandemic. It is expected that annual external audits will continue to be conducted when pandemic risks decrease.

▪	All internal and external audit results are shared with the EHSS Committee.

Accountability

▪	Health and safety managers at our operations oversee site-wide initiatives, execution of safety audit programs and incident investigations.

▪	The Company’s management team is compensated, in part, based on the Company’s LTIFR performance.

▪	The EHSS Committee reviews safety statistics, incident reports and adherence to the health and safety policy.

2020 Highlights

▪	Our flagship operation, MCSA, celebrated 1-year with zero LTIs in September 2020

▪	Achieved zero fatalities

2021 Goals

▪	Zero fatalities

▪	Achieve LTIFR of 1.0 or less

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Company Performance

Despite COVID-19 headwinds throughout 2020, we are proud of our safety achievements during the year. Of note, our employees and contractors at the MCSA Mining Complex achieved 1-year without an LTI on over 6 million hours worked at the end of Q3 2020 – an incredible achievement.

Safety Track Record

	LTIF(1)	Severity(2)
2018	0.32	79
2019	0.99	115
2020	0.27	66

Safety data in the table above includes employees and contractors at operating mines. Additional safety statistics, including specific data for employees, contractors and each site, can be found in the GRI Index within the appendix of this report.

(1)	Lost time injury frequency is calculated as the number of lost time injuries, including fatalities, in the exposure period multiplied by 1 million hours and divided by the total number of hours worked in that period.

(2)	Severity is a measurement of the seriousness of injuries and is calculated as the number of workdays lost due to lost time injuries multiplied by 1 million and divided by the total exposure hours.

COVID-19 Pandemic

In early 2020, Ero Copper implemented extraordinary measures to mitigate the possible impact of COVID-19 on its workforce and operations. These measures continue into 2021, and include:

i.	restrict all non-essential travel to and from the Company’s mining operations;

ii.	routine engagement with all suppliers and active stockpiling of key consumables to protect against any supply chain disruptions;

iii.	reduce physical interaction throughout the organization as much as possible by closing administrative offices and moving to a work-from-home format, increase social distancing by limiting the number of employees travelling on provided buses between the Company’s mining communities and mines, limit the number of employees in the cafeteria at any given time, cancel all group meetings, implement social distancing for essential line-out meetings and encourage work-from-home and video/telephone conferencing where feasible;

iv.	the establishment of COVID-19 committees with senior leadership and local health administrators for the regions in which the Company operates;

v.	The purchase of thousands of COVID-19 testing kits for the Company’s operations, with the donation of a portion of these test kits, as well as other personal protective equipment, to each of the Company’s local municipalities to facilitate rapid testing throughout each community; and

vi.	implement wellness education, health screenings, and self-isolation protocols along with enhanced sanitization throughout the Company’s operations.

The Company continues to closely monitor the COVID-19 pandemic and is engaged in active operational and financial contingency planning to prudently manage the potential impact of the pandemic on its operations.

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Community Relations & Investment

Management Approach

Maintaining and strengthening trust and the mutual relationships with our host communities is core to the Company’s social license to operate. We actively and regularly engage with our local communities, both formally and informally, to ensure we are listening, meeting needs, and giving back.

Policy

▪	Corporate Social Responsibility Policy

Programs and Initiatives

▪	Socio-economic development programs – We create and support local programs focused on education, sustainable food production, entrepreneurship, local culture and female empowerment.

▪	Local infrastructure and services – We maintain and invest in local infrastructure including water, recreational facilities and health facilities.

▪	Employment – We hire and procure locally wherever possible and provide training for roles related to our operations.

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Company Performance

Infrastructure & Services

MCSA owns and maintains an 86 kilometer water pipeline from the São Francisco River. In addition to its use of providing water to its mining and milling operations, MCSA provides water to neighboring communities. From 2018 to 2020, approximately 22 million cubic meters of water has been supplied to local communities.

In 2020, we purchased thousands of COVID-19 testing kits for our operations, with a portion of these donated to local municipalities to facilitate rapid testing. Additionally, we donated a variety of other personal protective equipment to our host communities during the pandemic. We are actively engaged in opportunities to support local healthcare availability including expanding clinic capabilities at MCSA. We expect to execute on these actions throughout 2021 and early 2022.

Local Employment & Procurement

Our operations provide long-term and stable employment, particularly in relatively remote regions in Brazil. We take pride in hiring local where possible. In 2020, more than 99% of our employees were Brazilian nationals.

In addition to local employment, our procurement practices also represent a core tenet of our community relations strategy. We prioritize local and regional suppliers wherever possible to generate long-term economic development for the regions in which we operate.

Social Programs

Our investments in socio-economic development programs seek to ensure our local communities continue to thrive well beyond our mining operations. In 2020, we invested approximately R$6 million in local socio-economic programs. A select set of our socio-economic efforts and ongoing investments are detailed below:

Rural Sustainability in the Semi - Arid

▪	Sheep and goat production chain

▪	Leather workshop

▪	Entrepreneurship – a matter of attitude

▪	Women in action

▪	Community vegetable gardens

▪	Community nursery

Education and Vocational Training

▪	Young entrepreneurship

▪	Young apprenticeship

▪	Support of the Pilar Student Association

▪	Local Sports incentives

Cultural Identity & Socio - Environmental Communication

▪	Support for local culture revival

▪	Participatory management plan

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Water

Management Approach

We believe access to clean water is a basic human right. Water is also a critical input for our mining operations. As such, our operations focus on conserving water and maximizing our recycling rate for re-use. We aim to protect and manage water resources in the areas that we operate as well as respect the rights of other water users within our neighboring communities.

Programs and Initiatives

•	MCSA is the owner of an 86 kilometer pipeline from the São Francisco River that provides water to many of the region’s municipalities as well as local farmers located along the pipeline.

Monitoring and evaluation

▪	Data – Water usage and recycling rates are reported regularly to the Board’s EHSS Committee.

▪	MCSA – Environmental studies for the MCSA Mining Complex have determined that the potential impacts of MCSA’s operations in the Curaçá Valley on water resources, local populations and native vegetation are limited. The mining operations are located distal to any natural bodies of water, within a sparsely occupied region and have a relatively limited operational footprint.

▪	NX Gold – Frequent environmental monitoring, including water and air quality control, is conducted.

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Company Performance

Water Withdrawal

Surface water and mine dewatering represent our largest sources of water withdrawal at the MCSA Mining Complex. At the NX Gold Mine, surface water and groundwater represent the largest sources of water withdrawal.

At the NX Gold Mine, recent efforts to improve our surface water and in-mine water collection resulted in our recycled process water percentage increasing from 74% to 94% from 2018 to 2020.

At the MCSA Mining Complex, total water withdrawal is expected to increase in the near to medium term as we increase mill throughputs per the life-of-mine plan.

In addition to water withdrawal related to our mining operations, we provide water to a number of local communities near the MCSA Mining Complex. From 2018 to 2020 we have provided more than 22 million cubic meters of water to communities within the region.

Water Recycling

We strive to recycle and reuse water in our processing operations whenever possible. From 2018 to 2020 we have consistently achieved process water recycling rates in excess of 85% and will continue to look for ways to improve this moving forward.

Process Water Recycling Rate

(%)

Water Withdrawal

(million cubic meters) (1)

Surface Water

Groundwater

Mine Dewatering

(1) Excludes water withdrawn to be provided to the local communities.

Water Provided to Communities

(million cubic meters)(2)

(2) Excludes any water lost in the process of distributing water to the communities.

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Energy & Greenhouse Gas ( GHG ) Emissions

Management Approach

2020 was a pivotal year for the Company as it was our third consecutive full year of operations at our flagship MCSA Mining Complex and the NX Gold Mine following the acquisition of these operations in late 2016. We now have three years of baseline data that will be used to form our strategy for energy and GHG emissions management and reduction across our operations.

Programs and Initiatives

▪	Integrated ore sorting technology into our updated life-of-mine plan for the MCSA Mining Complex, released in November 2020. Implementation of ore sorting technology is expected to reduce consumption of fresh water, diesel and electricity per tonne of ore milled (and per tonne of copper produced) relative to the status quo.

▪	Announced the intention to construct a new shaft at the Pilar Mine to access the Deepening Extension Project – expected to reduce non-renewable energy consumption and GHG emissions relative to the status quo.

▪	Replaced multiple gas-powered ovens with electric ovens at our laboratory at the NX Gold Mine, reducing GHG emissions.

Monitoring and evaluation

▪	Energy and fuel monitoring – Our mine sites monitor energy and fuel consumption from a variety of sources which is used to estimate annual GHG emissions.

▪	Performance – Electricity consumption and estimates of GHG emissions are reported regularly to the EHSS Committee.

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Company Performance

Energy Use

The two largest energy uses at our sites are fuel and electricity. Fuel is primarily used in transporting both ore and waste throughout our operations. We are fortunate that electricity at our sites is primarily supplied by the national and regional grids of Brazil which are approximately 90% renewable, consisting of hydro, wind and solar generation. The primary uses for electricity at our operations include ore processing, underground cooling and ventilation and power for the mine offices, common areas and laboratories.

The increase in energy use and GHG emissions from 2018 to 2020 is primarily related to the commencement of mining at the Vermelhos Underground Mine in late 2018. Ore from the Vermelhos Underground Mine is transported to the Caraíba Mill complex via a haul road covering a distance of approximately 80 kilometers, requiring higher fuel consumption relative to previous years. Despite this, GHG emission intensity has declined from 2018.

Mining activities in 2020 consisted solely of underground mining across our portfolio. In late 2021, open pit mining activities are scheduled to re-commence within the MCSA Mining Complex which is expected to cause a modest increase the Company’s GHG emissions relative to prior years. The implementation of ore sorting technology within the Vermelhos District, currently scheduled for 2024, is expected to reduce the Company’s GHG emission intensity at the MCSA Mining Complex as a result of reduced tonnages hauled and processed relative to the status quo.

GHG Emissions

(kt - CO2e)

GHG Emissions Intensity

(t -CO2 e / t - CuEq . production)(1)

(1) Copper equivalent production calculated based on 3-year average commodity prices from 2018-2020 as derived from Factset (Cu: $6,211/t, Au: $1,478/oz, Ag: $17.48/oz).

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Climate Change

Management Approach

We recognize that climate change is a significant challenge facing society. Although mining is energy-intensive, our operations are largely focused on the production of copper, a critical metal for building a de-carbonized and more sustainable world.

Members of our senior management team recently formed a Climate Change Committee (the “Climate Committee”) focused on assessing and managing climate-related risks and opportunities on our business. The Committee is also focused on implementing recommendations of the TCFD to provide transparent climate-related information to our key stakeholders.

Program sand Initiatives

▪	In early 2021, the Climate Committee engaged third party consultants to assess the physical risks of climate change on our operations, particularly related to extreme weather events, changes in rainfall and temperature patterns and potential impacts on water availability. This study will include a range of climate change scenarios including a 2-degree Celsius scenario.

▪	The Climate Committee intends to conduct a transition risk analysis in line with TCFD recommendations following completion of the physical risks assessment.

Monitoring and evaluation

▪	The Climate Committee reports directly to the Company’s CEO and Executive Chairman, whom are both sponsors of the Climate Committee, and will periodically provide the EHSS Committee with results and progress updates.

Copper’s Role in a ‘Green Economy’

▪	Copper is an essential metal in transitioning away from fossil fuels.

▪	Copper is one of the most electrically and thermally conductive metals. As such, significant quantities of copper cable are required to connect wind turbines, solar cells and energy systems over large areas as renewable energy assets are developed.(1)

▪	Specifically, renewable energy assets require 3-15 times as much copper as conventional power generation per unit of installed capacity.(1)

▪	Copper is key component of batteries for electric vehicles. It is also present in motors and internal charging equipment.(1)

Climate Goals

▪	Management is committed to building and advancing our climate strategy over time to contribute towards the goals of the Paris Agreement, net zero emissions and creating a sustainable low carbon economy .

(1) Bernstein, 2020 report entitled: “Global Metals & Mining: King Copper once and future”.

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Waste & Tailings Management

Management Approach

Tailings management is one of the most material issues in the mining sector. Our leadership team is focused on minimizing risks associated with tailings management for our communities and the environment. We regularly discuss our approach to tailings management with regulatory agencies, insurers and investors.

Industry Initiatives

▪	MCSA is a member of Instituto Brasileiro de Mineração (“IBRAM”), the national mining association in Brazil. In 2019, IBRAM adopted the Towards Sustainable Mining (“TSM”) initiative, a corporate social responsibility program developed by the Mining Association of Canada (“MAC”) to improve environmental and social practices in the mining industry.

▪	Global Tailings Review – Ero Copper supports the Global Tailings Review, an initiative of the International Council on Mining and Metals (“ICMM”), the United Nations Environment Programme (“UNEP”) and the Principles for Responsible Investment (“PRI”).

Legislative Changes

▪	In response to the Brumadinho disaster, new regulations and laws regarding the design, operation and monitoring of tailings dams in Brazil were passed. Specifically, on October 1, 2020. Law No 14,066/2020, which amended the National Dam Safety Policy and Mining Code, was enacted.

Programs and Initiatives

▪	Routine independent tailings storage facilities safety reviews are performed in-line with federal and state regulations.

▪	As part of the Global Tailings Review, we are currently developing an implementation timeline to ensure alignment with the Global Industry Standard on Tailings Management.

Monitoring and evaluation

▪	Third party audits of tailings storage facilities.

▪	Senior management reviews and approves corrective action plans as required.

▪	Internal monitoring of tailings pipeline including pipeline pressure.

▪	Senior management provides the EHSS Committee with tailings management updates as required.

▪	Executive compensation is, in part, based on the Company’s performance related to environmental incidents, with a goal of zero.

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Company Performance

Tailings Storage Facilities

In 2020, we had zero reportable environmental incidents at our operations, including our tailing storage facilities, consistent with our track record since acquiring the operations in late 2016.

In 2019, in response to the Church of England’s request to more than 600 mining companies, the Company created a document summarizing key facts relating to each of its tailings storage facilities. This information is updated periodically and is available on our website.

At the MCSA Mining Complex, we utilize co-disposal for our tailings, which entails utilizing the inherent void space within the waste rock stockpiles, allowing tailings to permeate the piles. This methodology increases water recovery, creates a substrate for revegetation of the waste rock stockpiles, and most importantly, has eliminated the need for conventional tailings dam storage. An overview of the co-disposal method is available in the MCSA Mining Complex Technical Report (as defined herein) available on SEDAR and our website.

Waste Management

The mining industry generates quantities of hazardous and non-hazardous waste through various unit processes – our mines are no exception. At our operations, we strive to recycle and reuse waste whenever possible. When reuse is not possible, we follow federal, state and local regulations for storing and disposal of these materials on site or in secure external facilities through licensed third-parties.

Waste and Disposal Methods by
Type – 2020

(tonnes)

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Biodiversity & Mine Closure

Management Approach

Our management team’s focus on sustainable mining includes implementation of biodiversity management practices focused on protecting and restoring native plant species in the regions we operate.

Programs and Initiatives

▪	At MCSA, our biodiversity program includes revegetating fully-completed waste rock piles with the native Caatinga plant species.

▪	At the NX Gold Mine, we are actively reclaiming historical artisanal workings whereby thickened inert tailings are deposited into historic open pit workings, which are subsequently revegetated after application of top-soil.

▪	Closure plans – 100% of our operating mines have closure plan that are routinely updated for changes in operational footprint.

Company Performance

Environmental teams at our operations have strict protocols focused on reducing the amount of, and reclamation of, land disturbed during mining and exploration activities.

In 2020, our nursery programs continued growing native plants for ongoing revegetation and remediation efforts. During the year, we rehabilitated a total of 57 hectares across our operations. At the end of 2020, total disturbed land yet to be reclaimed was 928 hectares, including both the MCSA Mining Complex and the NX Gold Mine.

Monitoring and evaluation

▪	We monitor the amount of land disturbed and reclaimed by our operations.

▪	Reclamation and revegetation work is regularly reported to the EHSS Committee.

Reclamation and Mine Closure

▪	Our goal is to return the land disturbed by our mining activities, and by historical artisanal miners, to its natural state so that local flora, fauna and wildlife continue to thrive well beyond the life of our operations.

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GRI Data Tables (as at Dec. 31, 2020)

102-8	Information on employees and other workers

	Employees									Contractors
Total # of employees	Administration		Geology		Engineering		Labor		Total	Fixed		Temporary		Total	Total
and contractors	Male	Female	Male	Female	Male	Female	Male	Female	Employees	Male	Female	Male	Female	Contractors	Workforce
Corporate Office(1)	10	3	4	0	1	1	0	0	19	6	1	0	0	7	26
Brazil(2)	203	124	41	14	72	12	1,874	98	2,438	0	0	1188	129	1,317	3,755
Total	213	127	45	14	73	13	1,874	98	2,457	6	1	1,188	129	1,324	3,781

(1)	Corporate Office data includes employees and contractors of Ero Copper Corp. and Ero Copper (US) Ltd.

(2)	Brazil data includes mines, offices, exploration and project sites.

102-13	Memberships of associations

At an organizational level we are members of the following organizations:

▪	O Instituto Brasileiro de Mineração (IBRAM)
▪	Prospectors and Developers Association of Canada (PDAC)

This list does not include professional associations such as the Canadian Bar Association or Engineers and Geoscientists BC, etc.

102-41	Collective bargaining agreements

	MCSA Mining Complex	NX Gold	Total
Workers covered by collective agreements	2033	400	2433
Total % of employees	99.8%	100.0%	99.8%

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302-1	Energy consumption within the organization (1)

	MCSA Mining Complex	NX Gold	Total
Diesel (m3)	7,922	1,052	8,974
Gasoline (m3)	79	5	84
Carbon (tonnes)	-	-	-
Liquified Petroleum Gas, LPG (m3)	9,323	9,806	19,130
Ammonium Nitrate, ANFO (tonnes)	-	-	-
Emulsion (tonnes)	2,785	260	3,045
Electricity (MWh)	164,782	26,355	191,138

(GJ)	MCSA Mining Complex	NX Gold	Total
Diesel	306,435	40,692	347,128
Gasoline	2,734	181	2,915
Carbon	0	0	0
Liquified Petroleum Gas, LPG	238,028	250,356	488,384
Ammonium Nitrate, ANFO	0	0	0
Emulsion	6,405	599	7,004
Electricity	593,217	94,879	688,095
Total	1,146,819	386,707	1,533,527

(GJ)	2018	2019	2020
Diesel	232,194	321,836	347,128
Gasoline	2,718	2,921	2,915
Carbon	0	0	0
Liquified Petroleum Gas, LPG	431,120	487,536	488,384
Ammonium Nitrate, ANFO	39,675	87	0
Emulsion	4,117	5,637	7,004
Electricity	536,343	632,480	688,095
Total	1,246,167	1,450,498	1,533,527

(1) ERO used TSM – Energy Greenhouse Gas Emissions Management Guide 2014, Orica and conversion tables to transform the units to GJ.

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303-1	Water withdrawal by Source
303-3	Water recycled and reused

(m3)	MCSA Mining Complex	NX Gold	Total
Total water withdrawal
Surface Water	2,320,596	9,830	2,330,426
Groundwater	18,033	16,494	34,527
Precipitation	1	0	1
Third-party Water (ie. Municipal)	0	0	0
Mine Dewatering	1,356,091	612	1,356,703
Freshwater & Recycling for Mineral Processing
Freshwater Used for Mineral Processing	592,251	26,324	618,575
Recycled/Re-Used Process Water	3,622,407	415,436	4,037,843
% Recycled Process Water	86%	94%	87%
Water for Local Communities
Water Provided/Sold to Local Communities	7,296,985	0	7,296,985

(m3)	2018	2019	2020
Recycled Process Water	4,507,574	4,936,470	4,037,843
% Recycled Process Water	87%	88%	87%

MM1	Amount of land (owned or leased, and managed for productive activities of extractive use) disturbed or rehabilitated
304-3	Habitats protected of restored

(ha)	MCSA Mining Complex	NX Gold	Total
Total land disturbed and not yet rehabilitated (Opening Balance)	936	45	981
Total amount of land newly disturbed within the reporting period	2	2	4
Total amount of land newly rehabilitated within the reporting period to the agreed-upon end-use	56	1	57
Total land disturbed and not yet rehabilitated (Closing Balance)	882	47	928

(ha)	2018	2019	2020
Total land disturbed and not yet rehabilitated (Opening Balance)	1,089	1,050	981
Total amount of land newly disturbed within the reporting period	7	5	4
Total amount of land newly rehabilitated within the reporting period to the agreed-upon end-use	46	74	57
Total land disturbed and not yet rehabilitated (Closing Balance)	1,050	981	928

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305-1	Direct Greenhouse Gas (Scope 1) GHG emissions
305-2	Energy Indirect (Scope 2) GHG emissions

(tonnes of CO2-eq)		MCSA Mining Complex	NX Gold	Total
	Diesel	21,461	2,850	24,311
	Gasoline	196	13	209
Direct (Scope 1)	Carbon	0	0	0
GHG Emissions(1)	Liquified Petroleum Gas, LPG	14,431	15,178	29,609
	Ammonium Nitrate, ANFO	0	0	0
	Emulsion (tonnes)	526	49	576
Energy Indirect		16,384	2,620	19,005
(Scope 2) GHG	MWh
Emissions(2)
	Total	52,999	20,711	73,709

(tonnes of CO2-eq)		2018	2019	2020
	Diesel	16,262	22,540	24,311
	Gasoline	195	210	209
Direct (Scope 1)	Carbon	0	0	0
GHG Emissions	Liquified Petroleum Gas, LPG	26,137	29,557	29,609
	Ammonium Nitrate, ANFO	3,260	7	0
	Emulsion (tonnes)	338	463	576
	Total	46,192	52,777	54,704
Energy Indirect				19,005
(Scope 2) GHG	MWh
Emissions		14,813	17,469
	Total	61,006	70,246	73,709

(1)     Based on the National Inventory Report Canada 2018 Direct (Scope 1) GHG emissions. The global warming potential (GWP) is based on the information provided by the Government of Canada. Gasses included in this calculation are CO2, CH4 and N2O.

(2)    Emissions from purchased electricity calculated according to GHG protocol using the IEA 2019 tool for all the mines. Emission factor for Timmins provided by the Independent Electricity System Operator (IESO) in Ontario. Gases included in this calculation are CO2, CH4 and N2O.

306-3	Waste generated

				Landfill (Non-
Total – All Mines (tonnes)	Reuse	Recycled	Compost	Hazardous Waste)	Secured Landfill	Total
Hazardous or dangerous waste	4	31	0	0	386	422
Non-hazardous inert waste	363	124	0	0	0	487
Domestic waste to landfill	0	0	179	172	0	351
Recyclable	0	1,473	40	0	0	1,514
Total	368	1,628	220	172	386	2,774

G4-EN24	Total number and volume of significant spills

	MCSA Mining Complex	NX Gold	Total
Number of significant spills	0	0	0
Volume of liquid or material (m3)	0	0	0

	2018	2019	2020
Number of significant spills	0	1	0
Volume of liquid or material (m3)	0	45	0

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401-1        New employee hires and employee turnover

New Employee Hires in 2020		MCSA Mining Complex	NX Gold	Total
	Men	79	37	116
<30 years		3.2%	1.5%	4.8%
	Women	20	5	25
		0.8%	0.2%	1.0%

	Men	126	39	165
Between 30 and 50 years		5.2%	1.6%	6.8%
	Women	14	5	19
		0.6%	0.2%	0.8%

	Men	5	1	6
>50 years		0.2%	0.0%	0.2%
	Women	0	0	0
		0.0%	0.0%	0.0%

Employee Turnover in 2020		MCSA Mining Complex	NX Gold	Total
	Men	11	12	23
<30 years		0.5%	0.5%	0.9%

	Women	1	0	1

		0.0%	0.0%	0.0%
	Men	81	16	97
Between 30 and 50 years		3.3%	0.7%	4.0%
	Women	7	3	10
		0.3%	0.1%	0.4%

	Men	47	0	47
>50 years		1.9%	0.0%	1.9%
	Women	1	2	3
		0.0%	0.1%	0.1%

(1) Turnover includes retirement, voluntary or involuntary departure of permanent employees.

403-9           Work-related injuries

2020 Safety Performance	MCSA Mining Complex	NX Gold	Total
Lost Time Injury Frequency, LTIF
Employees	0.26	0.00	0.22
Contractors	0.00	2.34	0.35
Total	0.16	0.84	0.27
Lost Time Injury Severity, LTIS
Employees	77	7	65
Contractors	0	454	68
Total	47	167	66

Safety Performance Trend	2018	2019	2020
Employees
LTIF	0.27	1.70	0.22
LTIS	31	197	65
Fatalities	0	0	0
Contractors
LTIF	0.27	0.00	0.38
LTIS	31	0	68
Fatalities	0	0	0
Total
LTIF	0.32	0.99	0.27
LTIS	79	115	66
Fatalities	0	0	0

(1)	Lost time injury frequency is calculated as the number of lost time injuries, including fatalities, in the exposure period multiplied by 1 million hours and divided by the total number of hours worked in that period.

(2)	Lost time injury severity is a measurement of the seriousness of injuries and is calculated as the number of workdays lost due to lost time injuries multiplied by 1 million and divided by the total exposure hours.

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405-1     Diversity of governance bodies and employees

	Employees
	Male					Female
Percentage of employees per gender and age group(1)	<30	30-50	>50	>60	Total Male	<30	30-50	>50	>60	Total Female
Corporate Office(2)	0%	63%	11%	5%	79%	0%	21%	0%	0%	21%
Brazil(3)	23%	59%	7%	1%	90%	4%	5%	0%	0%	10%

	Contractors
	Male					Female
Percentage of employees per gender and age group(1)	<30	30-50	>50	>60	Total Male	<30	30-50	>50	>60	Total Female
Corporate Office(2)	0%	29%	57%	0%	86%	0%	0%	14%	0%	14%
Brazil(3)	21%	61%	7%	1%	90%	3%	6%	0%	0%	10%

(1)	Numbers may not add due to rounding.

(2)	Corporate Office data includes employees and contractors of Ero Copper Corp. and Ero Copper (US) Ltd.

(3)	Brazil data includes mines, offices, exploration and project sites.

	Senior Manager(1)		Manager(2)		Superintendent / Assistant Manager(3)		Supervisors(4)
Percentage of employees per gender and age group	Male	Female	Male	Female	Male	Female	Male	Female
Corporate Office(5)	90%	10%	75%	25%	0%	0%	0%	0%
Brazil	100%	0%	84%	16%	89%	11%	93%	7%

(1)	Senior Manager include country managers, directors, and every employee who reports directly to a country manager. It also includes operations managers and/or general manager at the mine site.

(2)	Managers include any employee who reports directly to a senior manager, but it does not include country managers.

(3)	Superintendent / Assistant Manager includes head of departments (mine managers, process managers, security managers mine superintendent, etc.) who report directly to operations manager or its equivalent.

(4)	Supervisors include employees who have at least one person they supervise.

(5)	At the corporate level, senior management include vice presidents and C-level executives while managers include directors and managers.

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GRI Index

General Standard Disclosures		Page Number

Organizational Profile

102-1	Name of the organization	Front cover, 2

102-2	Activities, brands, products, and services	2

102-3	Location of headquarters	2

102-4	Location of operations	2

102-5	Ownership and legal form	Annual Information Form (AIF) p. 10

102-6	Markets served	AIF p. 14

102-7	Scale of the organization	2, Management Discussion & Analysis

102-8	Information on employees and other workers	11, 12, 26

102-9	Supply chain	16

102-10	Significant changes to the organization and its supply chain	6-7, Annual Report (AR)

102-11	Precautionary Principle or approach	8

102-12	External initiatives	9

102-13	Membership of associations	26

Strategy

102-14	Statement from the most senior decision-maker	6-7

102-15	Key impacts, risks and opportunities	6-7, 9

Ethics and Integrity

102-16	Values, principles, standards, and norms of behavior	3,8, Corporate Policies

Governance

102-18	Governance Structure	8, Committee Mandates, Management Information Circular

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General Standard Disclosures		Page Number

Stakeholder Engagement

102-40	List of stakeholder groups	4

102-41	Collective bargaining agreements	11, 27

102-42	Identifying and selecting stakeholders	4

102-43	Approach to stakeholder engagement	4

102-44	Key topics and concerns raised	4, 11, 13, 15, 18, 20, 22, 23, 25

Reporting Practice

102-45	Entities included in the consolidated financial statements	AR

102-46	Defining report content and topic Boundaries	4

102-47	List of material topics	4

102-48	Restatements of information	No restatements

102-49	Changes in reporting	3

102-50	Reporting period	3

102-51	Date of most recent report	3

102-52	Reporting cycle	3

102-53	Contact point for questions regarding the report	3

102-54	Claims of reporting in accordance with the GRI Standards	3

102-55	GRI content index	32-35

102-56	External assurance	3

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Topic Specific GRI Standards		Page Number

Energy

302-103	Management approach disclosures	20

302-1	Energy consumption within the organization	21, 27

Water

303-103	Management approach disclosures	18

303-1	Water withdrawal by source	19, 28

303-3	Water recycled and reused	19, 28

Biodiversity

304-103	Management approach disclosures	25

304-3	Habitats protected or restored	28

MM1	Amount of land (owned or leased, and managed for production activities or extractive use) distubed or rehabilitated	28

Emissions

305-103	Management approach disclosures	20, 22

305-1	Direct (Scope 1) GHG emissions	21, 29

305-2	Energy indirect (Scope 2) GHG emissions	21, 29

305-4	GHG emissions intensity	21

Waste

306-101	Management approach disclosures	23

306-3	Waste generated	24

G4-EN24	Total number and volume of significant spills	29

Employment

401-103	Management approach disclosures	11

401-1	New employee hires and employee turnover	30

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General Standard Disclosures		Page Number

Occupational Health & Safety

403-103	Management approach disclosures	13

403-9	Work-related injuries	14, 30

Diversity and Equal Opportunity

405-103	Management approach disclosures	11

405-1	Diversity of governance bodies and employees	12, 31

Local Communities

413-103	Management approach disclosures	15

413-1	Operations with local community engagement, impact assessments, and development programs	16

Closure Planning

G4 MM10	Number and percentage of operations with closure plans	25

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SASB Data Tables (as at Dec. 31, 2020)

Table 1          Sustainability Disclosure Topics & Accounting Metrics

Topic	Metric	Report	SASB Code
	Gross global Scope 1 emissions, percentage	54,704 tonnes CO2-equivalent	EM-MM-110a.1
covered under emissions-limiting regulations

Greenhouse Gas Emissions	Discussion of long-term and short-term strategy or plan to manage Scope 1 emissions, emissions reduction targets, and an analysis of performance against those targets	Smoke opacity is measured using the Ringelmann Scale with an opacimeter in all diesel equipment and vehicles, as required by Brazilian law. Additionally preventative maintenance is performed to ensure the Company’s fleet of equipment is operating as they should.	EM-MM-110a.2

Please refer to pages 20-21 of this Report for additional details on management of greenhouse gas emissions.
Air Quality	Air emissions of the following pollutants: (1) CO, (2) NOx (excluding N2O), (3) SOx, (4) particulate matter (PM10), (5) mercury (Hg), (6) lead (Pb), and (7) volatile organic compounds (VOCs)	Mining operations in 2020 were predominantly underground and, as a Result, have low air emissions. Air quality, including particulate emissions are not material to the Company’s environmental performance.	EM-MM-120a.1
		(1) Direct electricity of 191,138 MWh (2) 100% (3) Approximately 90%	EM-MM-130a.1
Energy Management	1) Total energy consumed, (2) percentage grid electricity, (3) percentage renewable
Please refer to pages 20-21 of this Report for additional details on energy management.

	(1) Total fresh water withdrawn, (2) total fresh water consumed, percentage of each in regions with High or Extremely High Baseline Water Stress	Please refer to page 28 for details on water withdrawal and consumption. 0% is from areas with high or extremely high baseline water stress.	EM-MM-140a.1
Water Management
	Number of incidents of non-compliance associated with water quality permits, standards, and regulations	Zero.	EM-MM-140a.2
	Total weight of tailings waste, percentage recycled	Please refer to page 29 for details on waste and recycling.	EM-MM-150a.1

Waste & Hazardous Materials Management	Total weight of mineral processing waste, percentage recycled	Please refer to page 29 for details on waste and recycling.	EM-MM-150a.2

	Number of tailings impoundments, broken down by MSHA hazard potential	Please refer to pages 23-24 of this Report. Additional information on each of the tailings impoundments can be found on the Company's website under the Tailings Management page.	EM-MM-150a.3
	Description of environmental management policies and practices for active sites	Please refer to pages 18-25 for additional information on environmental management practices.	EM-MM-160a.1

Biodiversity Impacts	Percentage of mine sites where acid rock drainage is: (1) predicted to occur, (2) actively mitigated, and (3) under treatment or remediation	(1) 0% (2) 0% (3) 0%	EM-MM-160a.2

	Percentage of (1) proved and (2) probable reserves in or near sites with protected conservation status or endangered species habitat	(1) 0% (2) 0%	EM-MM-160a.3

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Table 1          Sustainability Disclosure Topics & Accounting Metrics (cont’d)

Topic	Metric	Report	SASB Code
	Percentage of (1) proved and (2) probable reserves in or near areas of conflict	(1) 0% (2) 0%	EM-MM-210a.1

Security, Human Rights & Rights of Indigenous Peoples	Percentage of (1) proved and (2) probable reserves in or near indigenous land	(1) 0% (2) 0%	EM-MM-210a.2

	Discussion of engagement processes and due diligence practices with respect to human rights, indigenous rights, and operation in areas of conflict	Please refer to the Global Human Rights Policy on the Company’s website.	EM-MM-210a.3
Community Relations	Discussion of process to manage risks and opportunities associated with community rights and interests	See pages 15-16 of this Report. Please refer to the Corporate Social Responsibility Policy on the Company’s website for more information.	EM-MM-210b.1

	Number and duration of non-technical delays	None.	EM-MM-210b.2
LabourRelations	Percentage of active workforce covered under collective bargaining agreements, broken down by U.S. and foreign employees	99.8% of the Company’s active workforce in Brazil is covered under collective bargaining agreements.	EM-MM-310a.1

	Number and duration of strikes and lockouts	Zero.	EM-MM-310a.2
Workforce Health & Safety	1) MSHA all incident rate, 2) fatality rate, 3) near miss frequency rate (NMFR) and 4) average hours of health, safety and emergency response training for a) full-time employees and b) contract employees	(1) 0.27 (2) 0 (3) n/a (4) Full-time employees and contract employees receive a minimum of 12.5 hours of annual health and safety training.	EM-MM-320a.1
Business Ethics & Transparency	Description of the management system for prevention of corruption and bribery throughout the value chain	Ero Copper has an Anti-Corruption Policy which requires that directors, officers, employees and consultants of the Company conduct business in a manner that does not contravene local and international anti-bribery and anti-corruption laws that apply to the Company, including the Criminal Code (Canada) and Corruption of Foreign Public Officials Act (Canada).	EM-MM-510a.1

	Production in countries that have the 20 lowest rankings in Transparency International’s Corruption Perception Index	100% of 2020 production came from Brazil which is ranked 94 out of 180 in the Transparency International’s Corruption Perception Index (2020).	EM-MM-5101.2

Table 2	Activity Metrics

Metric	Report	SASB Code
Production of (1) metal ores and (2) finished metal products	Please refer to page 2.	EM-MM-000.A

Total number of employees, percentage contractors	Please refer to page 26.	EM-MM-000.B

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Disclaimer

Cautionary Note Regarding Forward-Looking Statements

This Sustainability Report contains “forward-looking information” within the meaning of applicable Canadian securities laws. Forward-looking information includes statements that use forward-looking terminology such as “may”, “could”, “would”, “will”, “should”, “intend”, “target”, “plan”, “expect”, “budget”, “estimate”, “forecast”, “schedule”, “anticipate”, “believe”, “continue”, “potential”, “view” or the negative or grammatical variation thereof or other variations thereof or comparable terminology. Such forward-looking information includes, without limitation, statements with respect to the Company’s ongoing sustainability efforts, including but not limited to the expected benefit or effectiveness of any given program, the Company’s plans for future continuation of environmental remediation efforts and social programs and the effectiveness of any mitigation strategy employed by the Company related to COVID-19.

Forward-looking information is not a guarantee of future performance and is based upon a number of estimates and assumptions of management in light of management’s experience and perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances, as of the date of this Press Release including, without limitation, assumptions about: favourable equity and debt capital markets; the ability to raise any necessary additional capital on reasonable terms to advance the production, development and exploration of the Company’s properties and assets; future prices of copper and other metal prices; the timing and results of exploration and drilling programs; the accuracy of any mineral reserve and mineral resource estimates; the geology of the MCSA Mining Complex, NX Gold Mine and the Boa Esperança Property being as described in the technical reports for these properties; production costs; the accuracy of budgeted exploration and development costs and expenditures; the price of other commodities such as fuel; future currency exchange rates and interest rates; operating conditions being favourable such that the Company is able to operate in a safe, efficient and effective manner; work force continues to remain healthy in the face of prevailing epidemics, pandemics or other health risks, political and regulatory stability; the receipt of governmental, regulatory and third party approvals, licenses and permits on favourable terms; obtaining required renewals for existing approvals, licenses and permits on favourable terms; requirements under applicable laws; sustained labour stability; stability in financial and capital goods markets; availability of equipment and critical supplies, spare parts and consumables; positive relations with local groups and the Company’s ability to meet its obligations under its agreements with such groups; and satisfying the terms and conditions of the Company’s current loan arrangements. While the Company considers these assumptions to be reasonable, the assumptions are inherently subject to significant business, social, economic, political, regulatory, competitive and other risks and uncertainties, contingencies and other factors that could cause actual actions, events, conditions, results, performance or achievements to be materially different from those projected in the forward-looking information. Many assumptions are based on factors and events that are not within the control of the Company and there is no assurance they will prove to be correct.

Furthermore, such forward-looking information involves a variety of known and unknown risks, uncertainties and other factors which may cause the actual plans, intentions, activities, results, performance or achievements of the Company to be materially different from any future plans, intentions, activities, results, performance or achievements expressed or implied by such forward-looking information. Such risks include, without limitation the risk factors listed under the heading “Risk Factors” in the Annual Information Form for the year ended December 31, 2020 and dated March 16, 2021.

Although the Company has attempted to identify important factors that could cause actual actions, events, conditions, results, performance or achievements to differ materially from those described in forward-looking information, there may be other factors that cause actions, events, conditions, results, performance or achievements to differ from those anticipated, estimated or intended.

The Company cautions that the foregoing lists of important assumptions and factors are not exhaustive. Other events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking information contained herein. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information.

Forward-looking information contained herein is made as of the date of this Sustainability Report and the Company disclaims any obligation to update or revise any forward-looking information, whether as a result of new information, future events or results or otherwise, except as and to the extent required by applicable securities laws.

Technical Reports

Where applicable, scientific and technical information contained in this Sustainability Report relating to the MCSA Mining Complex is derived from and based on the assumptions, qualifications and procedures set out in, the report prepared in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) and entitled “2020 Updated Mineral Resources and Mineral Reserves Statements of Mineração Caraíba’s Vale do Curaçá Mineral Assets, Curaçá Valley”, dated January 14, 2021 with an effective date of October 1, 2020, prepared by Porfirio Cabaleiro Rodrigues, FAIG, Bernardo Horta de Cerqueira Viana, MAIG, Paulo Roberto Bergmann, FAusIMM, Fábio Valério Câmara Xavier, MAIG and Dr. Augusto Ferreira Mendonça, RM SME all of GE21 Consultoria Mineral Ltda. (“GE21”) and Dr. Beck (Alizeibek) Nader, FAIG of BNA Mining Solutions (“BNA”) (the “MCSA Mining Complex Technical Report”). Each of Porfirio Cabaleiro Rodrigues, FAIG, Bernardo Horta de Cerqueira Viana, MAIG, Paulo Roberto Bergmann, FAusIMM, Fábio Valério Câmara Xavier, MAIG, Dr. Augusto Ferreira Mendonça, RM SME and Dr. Beck (Alizeibek) Nader, FAIG, is a “qualified person” and “independent” of the Company within the meanings of NI 43-101.

Where applicable, scientific and technical information contained in this Sustainability Report relating to the NX Gold Mine is derived from and based on the assumptions, qualifications and procedures set out in, the report prepared in accordance with NI 43-101 and entitled “Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina”, dated January 8, 2021 with an effective date of September 30, 2020, prepared by Porfirio Cabaleiro Rodrigues, FAIG, Paulo Roberto Bergmann, FAusIMM, Bernardo Horta de Cerqueira Viana, MAIG and Leonardo de Moraes Soares, MAIG, all of GE21 (the “NX Gold Technical Report”). Each of Porfirio Cabaleiro Rodrigues, FAIG, Paulo Roberto Bergmann, FAusIMM, Bernardo Horta de Cerqueira Viana, MAIG and Leonardo de Moraes Soares, MAIG is a “qualified person” and “independent” of the Company within the meanings of NI 43¬-101.

Where applicable, scientific and technical information contained in this Sustainability Report relating to the Boa Esperança Property is derived from and based on the assumptions, qualifications and procedures set out in, the report prepared in accordance with NI 43-101 and entitled “Feasibility Study, Technical Report for the Boa Esperança Copper Project, Pará State Brazil”, dated September 7, 2017 with an effective date of June 1, 2017, prepared by Rubens Mendonça, MAusIMM of SRK Consultores do Brasil Ltda. (“SRK Brazil”) as at the date of the report (now of Planminas – Projectos e Consultoria em Mineração Ltd.) and Carlos Barbosa, MAIG and Girogio di Tomi, MAusIMM, both of SRK Brazil (the “Boa Esperança Technical Report”, and together with the MCSA Mining Complex Technical Report and the NX Gold Technical Report, the “Technical Reports”). Each of Rubens Mendonça, MAusIMM, Carlos Barbosa, MAIG, and Girogio di Tomi, MAusIMM, is a “qualified person” and “independent” of the Company within the meanings of NI 43-101.

All documents and corporate policies of the Company referred to herein can be found on the Company's website at www.erocopper.com.

ERO COPPER | 2020 SUSTAINABILITY REPORT | 38

Ero Copper Corp
Suite 1050 - 625 Howe St
Vancouver, BC V6C 2T6
Canada
t: +1 604 429 9244
f: +1 604 398 3767
www.erocopper.com

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